NEWS RELEASE

        ELD No. 08-07

TSX: ELD   AMEX: EGO

    April 3, 2008

           First Quarter 2008 Operating Results

(all figures in United States dollars, unless otherwise noted)

Record monthly gold revenue from Kisladag

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to provide the following update on the Company’s first quarter 2008 operating results.

Kisladag Mine

The Kisladag Mine reopened on March 6, 2008.  Production for the month of March was 27,228 ounces of gold at a cash operating cost of $219 per ounce. We are pleased to report that we have experienced   sales for the month of March of 23,129 ounces of gold generating record revenue of $22.3 million at an average gold price of $965 per ounce.  The gold production was refined at the Istanbul Gold Refinery and sold on the Istanbul Gold Exchange.

The mine operation has attained the full designated excavation rate and we expect the crushing circuit    to reach the full production rate of 10.0 million tons per year in the second quarter of 2008.   Gold adsorption rates are increasing and are currently at approximately 350 ounces a day.

“We are extremely pleased with the professional manner in which our management and employees at Kisladag have executed a rapid and safe restart of the Kisladag mine,” commented Paul N. Wright President and Chief Executive Officer.

Tanjianshan Mine

We are equally pleased with the exceptional performance of the Tanjianshan mine. In the first quarter 2008 Tanjianshan produced 40,005 ounces of gold at a cash operating cost of $229 per ounce.   Gold sales for the quarter totaled 50,475 ounces of gold generating revenue of $46.0 million at an average gold price $912 per ounce.  Compared to the fourth quarter 2007 strip ratio of 7.3:1, the first quarter 2008 was characterized by a lower strip ratio of 3.1:1 which, combined with a milled ore grade of 6.84 g/t gold contributed to strong production and lower costs.

Construction of the roaster and supporting facilities is progressing on schedule and budget with planned completion in the third quarter and start up forecasted for the fourth quarter 2008.

The Company believes that production levels for our two mines in the first quarter support our present guidance for 2008 of 300,000 ounces of gold at a cash operating cost of approximately $240 per ounce.

Vila Nova Iron Ore Project

In the first quarter 2008 we signed a Memorandum of Understanding for a three-year period to sell all of our production of lump iron ore and sinter fines to BHP Billiton.  The first deliveries are expected to begin in the first quarter 2009 (see news release of March 17, 2008 for more details).  Construction has commenced and a significant portion of the plant equipment has been ordered.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 “Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com